

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 28, 2010

Ms. Raakel S. Iskanius
Chief Financial Officer
Great Panther Silver Limited
2100-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

> **Re: Great Panther Silver Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief